UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-40086

ALPHATON CAPITAL CORP

(Translation of registrant’s name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-275842 and 333-289199) and Form F-3 (File Nos. 333- 286961, 333-290827, 333-291341 and 333-291921) of AlphaTON Capital Corp (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On November 25, 2025, AlphaTON Capital Corp., (formerly known as Portage Biotech, Inc.) (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) a prospectus supplement (the “ATM Prospectus”) for the offer and sale of up to $15,307,818 of ordinary shares (the “Shares”) pursuant to an At-The Market-Offering Agreement (the “ATM Agreement”), with Chardan Capital Markets, LLC (“Chardan”), dated July 31, 2025.

The ATM Agreement with Chardan was terminated on December 24, 2025. The termination was effective immediately.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2026

ALPHATON CAPITAL CORP

By:	/s/ Wes Levitt
Wes Levitt
Chief Financial Officer